IMMORTAL ADVISORS



Adam Breivis – Digital Producer for Disney and NBC. Transmedia marketer, ARG and mobile game content developer.

Arthur Chan – Award winning brand builder and marketer – co-founder of FC&A, previous clients included all major Hollywood studios and indies

Gene Ching – Martial arts influencer and publisher of Kung Fu and Tai Chi Magazine, 32nd lay disciple of Shaolin Temple

Lindsay Conner – Attorney and chair of the entertainment practice at Manatt, Phelps and Philipps.

Mike Corrigan – Corporate strategist, former head of entertainment and media at Pricewaterhouse and CFO of MGM Pictures.

Andre Fonseca – Digital marketer/co-founder of FC&A, as former VP of digital for Disney oversaw all major Disney titles including Marvel & Pixar

Rafe Fogel – Media and content investor, Investor/board members in Legendary Pictures, Village Roadshow, and Studio Canal.

Jack Gao – CEO of Smart Cinema, past International CEO of Wanda, Head of News Corp and Microsoft in China.

Patrick Lee – Founder of Rotten Tomatoes

Stu Levy – Founder of TokyoPop, vanguard content company that established the market for Japanese manga in North America.

Justin KJ Lin – General manager of Tencent's Fanbyte, Chief Strategy Officer of Firefly Web Games.

Benny Luo – Founder/CEO of Next Shark, largest Asian and Asian American news & information portal in market today

Rachel McAllister – Head of MPRM Communications, whose clients have included Disney, Netflix, and Skybound.

Jack Pan – Leading theatrical and direct to consumer marketing executive at Disney, Summit, STX, and Global Road.

Rick Porras – Co-Producer for the Lord of the Rings Trilogy; New media storytelling consultant for Video for Sony.

Carl Potts – Former editor in Chief of Marvel Entertainment overseeing multiple divisions, top franchises, and IP creation

Mike Tankel –Leading marketing and engagement strategist, who works with brands to deliver memorable and sticky brand solutions.

Michael Vorhaus – Digital, gaming, and new media expert with 25 years experience building a consulting and research practice at Magid before starting Vorhaus Advisors

Andrew Walters – CSO for RSVD, Former Executive Vice President of Corporate Development at MGM

Robert Wu – Financial executive, Investment banker. Managing Partner of Oppenheimer China Fund.